SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2019

Commission File Number: 001-36625

CyberArk Software Ltd.

(Translation of registrant’s name into English)

CyberArk Software Ltd.

9 Hapsagot St.

Park Ofer 2, POB 3143

Petach-Tikva, 4951041 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

EXPLANATORY NOTE

On November 14, 2019, CyberArk Software Ltd. (the “Company”) issued a press release announcing the pricing of $500 million principal amount of convertible senior notes in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. A copy of this press release is attached to this Form 6-K as Exhibit 99.1 to this Report on Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2019

CYBERARK SOFTWARE LTD.

By:	/s/ Joshua Siegel
Name:	Joshua Siegel
Title:	Chief Financial Officer

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

99.1	Press release dated November 14, 2019 titled “CyberArk Software Ltd. Announces Pricing of Private Offering of $500 million of 0% Convertible Senior Notes due 2024”.

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